Exhibit 99.1

The life in a day Equity LifeStyle Properties | 2014

REIT Industry Same Store NOI Growth Source: Citi Investment Research March 2015

Dear Readers, Each year, we pause to reflect on our past. We take note of the lessons we have learned, consider our key accomplishments, and determine how they can help us build a better future. In 2014, the foundations of our business, stability and consistency, were beacons of light that stood out against a backdrop of global issues that impacted other industries and sectors. In 2014, we focused on increasing the strength of both our existing operating platform and balance sheet management. We had another strong year, having increased net operating income by 4.5% and funds from operation by 9%. We marked the 21st consecutive quarter of occupancy growth in our portfolio and continued to see stabilization in our homeowner base. As always, we are focused on acquiring top tier assets in quality locations. In 2014, we expanded our footprint in key markets including Arizona, Florida, and the Northeast. We have a great business model and we will continue to make prudent capital decisions that allow us to increase shareholder value. Going long… We are currently in a period of exceptionally low interest rates. We looked to our maturity schedule and found opportunities to refinance our properties with longer terms. Our maturity schedule has changed dramatically over the last couple years, providing us with greater flexibility. We have been successful in increasing our long-term maturities, such that approximately 27% of our debt maturities are 20+ years in duration and fully amortizing, eliminating the refinance risk on these assets. There is no place like home… Our operational focus within our manufactured home communities is to raise the level of commitment from this customer segment. As markets improved in 2014, we saw a significant increase in new home sales. With the quality of occupancy growth top of mind, these new homes serve not only to upgrade the overall appearance of the community but also introduce the community to a loyal customer, who will be with ELS for an average of 10 years. These sales show the strength in our product and lifestyle offerings. Our goal is to continue to build on the home sales momentum witnessed in 2014. From our strategic community locations in popular retirement destinations to our updated product and amenity packages, we are well prepared to accommodate the 10,000 baby boomers who reach retirement age each day. New channels, new viewers… Initially, we invested in the RV platform because it had all of the hallmarks of our manufactured home business: stable cash flow, strong customer base, quality properties, and an overall sense of community. Now, 10 years from our first significant investment in this platform, we own more than 170 properties, comprising over 73,000 RV sites. Our RV footprint has a high concentration of annuals that delivered strong performance in both rate and occupancy increases in 2014. The transient component, which represents less than 5% of our overall property revenue, has experienced double-digit annual growth over the last few years. These transient customers are an important feeder to us for the longer-term annual revenue streams. For many customers, transient stays represent their first experience exploring our properties. This strong growth is the result of exposing our properties to new customers. Our marketing outreach has expanded to include the outdoor enthusiast who is just starting to explore the RV lifestyle. Connecting with this customer online, either through websites or social media, continues to deliver strong results. As we look ahead to 2015, we are excited about the quality of options we provide our customers, the stability of our business, and our ability to focus on growth opportunities. As in previous years, we invite you to enjoy the photos in this book, providing you a glimpse into the Life in a Day at ELS. Sam Zell, Chairman of the Board Marguerite Nader, President and CEO

When you think about the story of your life, it’s less about what you see, but how you see it.

It’s about your view.

Living room It’s the life in your years that truly counts. From clubhouses and fitness areas to pool cabanas and libraries, we continue to enhance our amenities for those who trust us to help put life in their years.

Cactus Gardens – Yuma, AZ

Room to play We age the moment we stop playing. A strong focus on providing not just a home or vacation to our customers, but plenty of activities, ensures that we all stay young at heart.

Chesapeake Bay – Gloucester, VA

Room to roam Choose to live your life as an adventure. Our locations are strategically situated in some of the top vacation destinations across the US and British Columbia. Go ahead. Go out of bounds.

Mt. Hood Village – Welches, OR

Room mates In order to have a friend, you must be a friend. Customer service remains at the forefront of what we do, and we strive to become more than simply a location to our customers. We strive to form a long-term friendship.

La Conner – La Conner, WA

Room to Bloom Flowers must have sunshine and strong roots to grow. With assets in both the outdoor vacation and real estate spheres, our locations have deep roots in an active lifestyle culture, giving our guests and residents the foundation they need to flourish.

Kloshe Illahee – Federal Way, WA

Room for the Baby Boom You’re not getting older; you’re becoming a classic! We work to create plenty of fun memories for all of our guests, including those looking for a hint of nostalgia.

Monte Vista Village – Mesa, AZ

Sturbridge – Sturbridge, MA

Elbow Room Embrace your space. We work to provide numerous product offerings for every type of outdoor enthusiast, from young families through retirees, whatever the season.

Lake of the Springs – Oregon House, CA

Room to Grow You grow and we all grow. We continue to build our portfolio of quality destinations that meet the wants and needs of those who matter most: our customers.

The People and Places of Equity LifeStyle Properties

Lake of the Springs Oregon House, CA

Mesa Spirit Mesa, AZ

Cabana Las Vegas, NV

Monte Vista Village Mesa, AZ

De Anza Santa Cruz Santa Cruz, CA

South Jetty Florence, OR

Leavenworth Leavenworth, WA

Yosemite Lakes Groveland, CA

Mountain View Henderson, NV

Victoria Palms Donna, TX

Lake Conroe Willis, TX

Palm Springs Palm Desert, CA

Orlando Clermont, FL

Sunrise Model Home Colony Cove, Ellenton, FL

Orlando Clermont, FL

Sunshine Key The Florida Keys

Sunshine Key The Florida Keys

Royal Coachman Nokomis, FL

Pine Lakes Country Club North Fort Myers, FL

The Meadows Palm Beach Gardens, FL

Space Coast Rockledge, FL

Heritage Plantation Vero Beach, FL

Natchez Trace Hohenwald, TN

Sea Pines Swainton, NJ

Pinehirst Old Orchard Beach, ME

Chesapeake Bay Gloucester, VA

Aspen Meadows Rehoboth Beach, DE

Neshonoc West Salem, WI

Alpine Lake Corinth, NY

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